INVESTMENT LAW GROUP
OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE
Suite 2445
Atlanta, Georgia 30309

Telephone: (404) 607-6933	Facsimile: (678) 840-2126

October 9, 2013

Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, DC 20549

Re:          Next Generation Energy Corporation
Comments to Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 22, 2013
File No. 002-74785-B

Dear Mr. Spirgel:

I am writing on behalf of Next Generation Energy Corporation in response to your comment letter dated October 2, 2013.  The comment letter requests a response within ten days of the date of the letter.  The comment letter mainly requests accounting backup for a transaction that took place in 2012.  However, the company’s accountant is currently on a family trip out of the country, and therefore the company is unable to respond within the deadline set forth in the letter.  Accordingly, the company respectfully requests an extension of until Friday, October 25, 2013 to submit a response.

Please feel free to contact me if you have any questions.

Very truly yours,

/s/ Robert J. Mottern

Robert J. Mottern

Cc:           Darryl Reed